                                                                      EXHIBIT 6

               [Letterhead of Raymond James & Associates, Inc.]
                               December 5, 1997


Board of Directors
Cedar Income Fund, Ltd.

Members of the Board of Directors:


     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Cedar Income Fund, Ltd. ("Cedar" or the "Company") of the cash price of $7.00 per share ("Offer Price") to be offered to them in connection with the proposed tender offer ("Transaction") for all the outstanding common shares ("Shares") of Cedar by SKR Management Corp. ("SKR") pursuant to a Memorandum of Understanding dated as of December 5, 1997 between Cedar and SKR (the "Agreement").


     In arriving at the opinion set forth below, we have, among other things:


     (1) Reviewed certain publicly available business and financial information relating to the Company which we deemed to be relevant;


     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, funds from operations, cash flow, assets and liabilities of the Company furnished to us by the Company;


     (3) Conducted discussions with members of senior management of the Company concerning the matters described in clauses (1) and (2) above, as well as the Company's business and prospects;


     (4) Reviewed the market price and valuation multiple for the Shares and compared them with those of certain publicly traded companies that we deemed relevant;


     (5) Compared the proposed Offer Price with the financial terms of certain other transactions which we deemed to be relevant;


     (6) Reviewed appraisals of the Company's four real estate assets (Southpoint Parkway Center, Broadbent Business Center, Corporate Center East -- Phase One, and Germantown Square Shopping Center) prepared by an independent appraiser;


     (7) Reviewed the Agreement; and


     (8) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.


     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company. In addition, although we have visited the properties, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast and other information furnished to us or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.


     We have been assured by the Company's management team that the Company is not a party to any proposed external financing, recapitalization. acquisition or merger transaction, other than the Transaction. Our opinion is necessarily based upon market, economic and other conditions existing on the date of this letter, and on the information made available to us as of the date hereof.


     We have been retained by the Company to render this opinion and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to affiliates of the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the securities of the Company, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not to be quoted or referred to, in whole or in part, without our written consent. Our opinion does not address the merits of the underlying decision by the Company to pursue or agree to the Transaction and does not constitute a recommendation to any shareholder of the Company as to whether or not such shareholder should tender his or her shares. Our opinion should not be construed as creating any fiduciary duty on the part of Raymond James to the Company or its stockholders.

     In connection with the preparation of this opinion, we have not been engaged by the Company or the Board of Directors of the Company to solicit, nor have we solicited third-party indications of interest for the acquisition of all or any part of the Company.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price is fair from a financial point of view to the stockholders of the Company.
                                        Very truly yours,


                                        RAYMOND JAMES & ASSOCIATES, INC.

                                       2